Exhibit 21

Subsidiaries of MGC Diagnostics Corporation

Name of Subsidiary	Jurisdiction of Incorporation or Organization

Medical Graphics Corporation	Minnesota

MGC Diagnostics Belgium S.P.R.L.	Belgium

MediSoft SA	Belgium